CESCA THERAPEUTICS REPORTS FIRST QUARTER FISCAL 2015 RESULTS
Company Completes its Pivotal Clinical Trial Protocol for Treating Patients with Critical Limb Ischemia for Submission to the FDA
Management will hold a conference call today at 2:00pm Pacific (5:00pm Eastern) to review the first quarter fiscal 2015 financial results
RANCHO CORDOVA – November 13, 2014 – Cesca Therapeutics Inc. (NASDAQ: KOOL), an autologous cell-based regenerative medicine company, today reported financial results for the first quarter of fiscal 2015 and reported on the progress of its clinical programs.
"We have made important progress advancing our clinical programs during the first quarter of fiscal 2015," said Robin C. Stracey, Chief Executive Officer of Cesca Therapeutics.  "We have completed our Investigational Device Exemption ("IDE") application for a pivotal phase three clinical trial treating no-option patients with critical limb ischemia and expect to make our submission to the Food and Drug Administration ("FDA") for approval within days," continued Stracey.
Critical limb ischemia ("CLI"), the most severe and deadly form of peripheral arterial disease, currently affects up to 2 million people in the U.S., a number that is expected to dramatically increase to 3.5 million people by the year 2020. It is estimated that approximately 90,000 amputations resulting from late stage CLI are performed in the U.S. each year. The impact on quality of life for CLI patients and the financial cost to the healthcare system is significant, resulting in a critical need for the development of novel treatments. Cesca expects to make a major difference in this therapeutic arena – both in the lives of patients with this debilitating disease and in achieving substantial savings for the healthcare system.
"We are very excited to be in a position to submit our SURGWERKS™-CLI Kit and VXP System pivotal IDE application (called the CLIRST III trial) to the FDA, and look forward to initiating this important trial upon their approval," said Ken Harris, President of Cesca Therapeutics.
In January 2014, the Company announced the results of its phase 1b feasibility trial treating CLI patients conducted in India. Patients had been diagnosed as "no-option" and at the initiation of the trial, all patients were expected to face near term amputation.
In July 2014, the Company confirmed more than 82% sustainable 24 month amputation free survival rate for patients enrolled in the study. This followed publication of a peer-reviewed article in Transplantation Proceedings in the prior year detailing the results of a similar CLI intra-arterial investigator-initiated pilot study, conducted in Italy, using Cesca's MXP® system (the predecessor to the VXP System). "These types of clinical results give us confidence that our system and protocol for delivering personalized stem cell-based medicine can make a meaningful impact on the lives of our patients, and that seeking Pre-Market approval from the FDA upon completion of our Phase three trial will be the most effective way of achieving broad adoption of our cell therapies in the marketplace," continued Harris.
First Quarter Fiscal 2015 Financial Results
Net revenues for the quarter ended September 30, 2014 were $3.7 million, compared to $3.6 million for the same period in 2013. The slight increase in revenues was due to an increase in sales of BioArchive® devices as the Company sold five devices in the quarter ended September 30, 2014 compared to two in the quarter ended September 30, 2013.  The increase in BioArchive sales was partially offset by a decrease in sales of AXP disposables in Asia attributable to a delay in the full implementation of Cesca's automated AXP Platform by one of the Company's larger cord blood banking customers.
Operating expenses for the quarter ended September 30, 2014 were $4.5 million, compared to $3.7 million for the same period in 2013.  The increase in operating expenses was primarily attributable to the further development of the Company's cell therapy clinical programs, including costs associated with additional bench testing requested by the FDA in support of Cesca's pivotal IDE application.  Also contributing to the increase in operating expenses were legal costs associated with defending certain claims against the Company's Res-Q™ 60 (Res-Q) product line.  Cost increases year-over-year were partially offset by the absence of legal and advisory fees incurred in the prior year quarter associated with the merger of ThermoGenesis and TotipotentRX.
Adjusted EBITDA loss was $2.7 million for the quarter ended September 30, 2014 compared to $2.0 million for the same period in the prior year.  Net loss for the quarter ended September 30, 2014 was $3.3 million, compared to $2.3 million for the same period in the prior year. The increase in the adjusted EBITDA loss of $716 thousand and the increase in the net loss of $997 thousand were due to investments in the development and advancement of the Company's clinical programs including preparation of its IDE application in advance of its forthcoming pivotal trial for CLI.
Cash and cash equivalents were $10.7 million for the quarter ended September 30, 2014.
Non-GAAP Measures
In addition to the results reported in accordance with US GAAP, Cesca also uses a non-GAAP measure, adjusted EBITDA, to evaluate operating performance and to facilitate comparisons with historical results and trends.  This financial measure is not a measure of financial performance under US GAAP and should not be considered in isolation or as a substitute for loss as a measure of performance.  The calculation of this non-GAAP measure may not be comparable to similarly titled measures used by other companies.
Conference Call and Webcast
Management will hold a conference call today at 2:00pm Pacific (5:00pm Eastern) to review the first quarter fiscal 2014 financial results.
Conference call details:
Dial-in (U.S.):	1-800-860-2442
Dial-in (Internationally):	1-412-858-4600
Conference Name:	"Cesca"

To listen to the audio webcast of the call during or after the event, please visit http://cescatherapeutics.com/investors/webcasts-calls/

An audio replay of the conference call will be available beginning approximately two hours after completion of the call for the following five business days.
To access the replay:
Access number (U.S.):	1-877-344-7529
Access number (Internationally)	1-412-307-0088
Conference ID#:	385107

About Cesca Therapeutics Inc.
Cesca Therapeutics Inc. (www.Cescatherapeutics.com) is engaged in the research, development, and commercialization of autologous cell-based therapeutics for use in regenerative medicine.  We are a leader in developing and manufacturing automated blood and bone marrow processing systems that enable the separation, processing and preservation of cell and tissue therapy products.  These include:
•
SURGWERKS™ Platform with VXP System, proprietary stem cell therapy point-of-care device kits and cell processing systems for treating vascular and orthopedic indications that integrate the following indication specific systems:

• Cell harvesting
• Cell processing and selection
• Cell diagnostics
• Cell delivery
•	CellWerksTM Platform, a proprietary stem cell laboratory kit for processing target cells used in the treatments of oncological and hematological disorders.
•
AXP® AutoXpress® Platform (AXP), a proprietary family of automated devices that includes the AXP and the MXP® MarrowXpress® and companion sterile blood processing disposables for harvesting stem cells in closed systems. The AXP device is used for the processing of cord blood.

•
The MarrowXpress® Platform (MXP), a derivative product of the AXP and its accompanying disposable bag set, isolates and concentrates stem cells from bone marrow. Self-powered and microprocessor-controlled, the MXP contains flow control optical sensors that volume-reduces blood from bone marrow to a user defined volume in 30 minutes, while retaining over 90% of the MNCs.

•	The Res-Q™ 60 (Res-Q), a point-of-care system designed for the preparation of cell concentrates, including stem cells, from bone marrow aspirates and whole blood for platelet rich plasma (PRP).
•	The BioArchive® System, an automated cryogenic device, used by cord blood stem cell banks in more than 35 countries for cryopreserving and archiving cord blood stem cell units for transplant.

Forward Looking Statement
The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. A more complete description of risks that could cause actual events to differ from the outcomes predicted by Cesca Therapeutics' forward-looking statements is set forth under the caption "Risk Factors" in Cesca Therapeutics annual report on Form 10-K and other reports it files with the Securities and Exchange Commission from time to time, and you should consider each of those factors when evaluating the forward-looking statements.

Contact:
Cesca Therapeutics Inc.
http://www.cescatherapeutics.com
Investor Contact: Kirin Smith, ProActive Capital Group
+ 1-646-863-6519, or ir@cescatherapeutics.com

Financials
Cesca Therapeutics Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

(in thousands, except share and per share amounts)	September 30, 2014	June 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	$10,714	$14,811
Accounts receivable, net	4,370	4,693
Inventories	5,888	5,606
Prepaid expenses and other current assets	490	217

Total current assets	21,462	25,327

Equipment, net	2,582	2,298
Goodwill	13,254	13,254
Intangible assets, net	21,784	21,928
Other assets	84	81

	$59,166	$62,888
Current liabilities:
Accounts payable	$3,010	$3,590
Other current liabilities	2,673	2,790

Total current liabilities	5,683	6,380

Noncurrent liabilities	7,885	7,810

Stockholders' equity	45,598	48,698

	$59,166	$62,888

Cesca Therapeutics Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended September 30,
(in thousands, except share and per share amounts)	2014	2013
Net revenues	$3,655	$3,644

Cost of revenues	2,469	2,253

Gross profit	1,186	1,391

Expenses:
Sales and marketing	808	715

Research and development	1,477	833

General and administration	2,188	2,142

Total operating expenses	4,473	3,690

Interest and other income (expense), net	(9)	--
Net Loss	$(3,296)	$(2,299)
Basic and diluted net loss per common share	$(0.08)	$(0.14)

Shares used in computing per share data	40,274,711	16,662,891

Cesca Therapeutics Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended September 30,
(in thousands)	2014	2013
Cash flows from operating activities:
Net loss	$(3,296)	$(2,299)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	322	156
Stock based compensation expense	284	169

Net change in operating assets and liabilities:
Accounts receivable, net	319	689
Inventories	(332)	(162)
Prepaid expenses and current assets	(274)	(87)
Other assets	(3)	--
Accounts payable	(571)	112
Accrued payroll and related expenses	(131)	130
Deferred revenue	(115)	193
Other liabilities	112	(282)
Net cash used in operating activities	(3,685)	(1,381)

Cash flows from investing activities:
Capital expenditures	(339)	(129)
Net cash used in investing activities:	(339)	(129)

Cash flows from financing activities:
Repurchase of common stock	(55)	(68)
Net cash used in financing activities	(55)	(68)

Effects of foreign currency rate changes on cash and cash equivalents	(18)	--

Net decrease in cash and cash equivalents	(4,097)	(1,578)

Cash and cash equivalents at beginning of period	14,811	6,884
Cash and cash equivalents at end of period	$10,714	$5,306

Supplemental non-cash financing and investing information:
Equipment acquired by capital lease	$112	--

Cesca Therapeutics Inc.
Adjusted EBITDA
(Unaudited)

(in thousands)	Three Months Ended September 30,
	2014	2013
Loss from operations	($3,296)	($2,299)

Add (subtract):

Depreciation and amortization	322	156

Stock-based compensation expense	284	169

Adjusted EBITDA loss	($2,690)	($1,974)